Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-173672

July 7, 2011

John Deere Capital Corporation

$150 million Floating Rate Senior Notes Due July 15, 2013

Issuer:	John Deere Capital Corporation
Ratings*:	A2 (stable outlook) by Moody’s Investors Service, Inc. A (stable outlook) by Standard and Poor’s Ratings Services
Note Type:	Medium Term Notes, Series E
Issue Size:

$150 million. The notes offered hereby constitute a further issuance of, and will be consolidated with, the $350 million aggregate principal amount of Floating Rate Senior Notes Due July 15, 2013 issued by John Deere Capital Corporation on June 7, 2011. The notes offered hereby will have the same CUSIP number as the previously issued Floating Rate Senior Notes Due July 15, 2013 and will trade interchangeably with the previously issued Floating Rate Senior Notes Due July 15, 2013 immediately upon settlement. Upon completion of this offering, the aggregate principal amount outstanding of all such notes will be $500,000,000.

Trade Date:	July 7, 2011
Settlement Date (T+3):	July 12, 2011
Maturity Date:	July 15, 2013
Coupon:	3-month USD LIBOR+15 bps
Benchmark:	3-month USD LIBOR
Coupon Payment Dates and Interest Reset Dates:

Quarterly on the 15th of January, April, July and October, commencing on July 15, 2011 and ending on the maturity date. The interest rate in effect for the initial interest period is based on an interpolated rate between 1-month and 2-month LIBOR +15bps

Interest Determination Dates:	2 London Business Days prior to each Interest Reset Date
Initial Interest Determination Date:	June 3, 2011
Day Count:	Actual / 360
Day Count Convention:	Modified Following, Adjusted
Redemption Provision:	N/A
Price to Public:	100.0411% (3mL+13 bp) plus accrued interest from June 7, 2011
Gross Spread:	0.100%
Net Proceeds (%):	99.9411% plus accrued interest from June 7, 2011
Net Proceeds ($):	$149,911,650 plus accrued interest from June 7, 2011
CUSIP:	24422ERD3
Joint Book-Running Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated
Co-Managers:	BNP Paribas Securities Corp. Santander Investment Securities Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll- free at 1-877-858-5407, Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322.

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